Rule 12g3-2(b) File No. 82-5190

82-34643

SUPPL

**Media release**

**Third quarter 2004: Cyclical downturn in semiconductor market and overcapacity in market for writeable data storage devices significantly impact Semiconductor Equipment and Data Storage Solutions segments – above-average sales growth in Coating Services, Vacuum Solutions and Components and Special Systems segments – 2004 full-year operating results from current operations expected to be slightly above those recorded in first half.**

***Pfäffikon SZ, October 21, 2004*** – The Semiconductor Equipment and Data Storage Solutions segments suffered under a sharper-than-expected decline in demand in the semiconductor market and overcapacity in the market for writeable data storage devices. However, Unaxis recorded above-average third-quarter sales at its Coating Services, Vacuum Solutions, and Components and Special Systems segments.

For the first nine months of 2004, Unaxis saw its consolidated sales increase versus the prior-year period by 31 percent to CHF 1.504 billion (Q1-3 2003: CHF 1.148 billion), while the total amount of orders received rose by 28 percent to CHF 1.465 billion (Q1-3 2003: CHF 1.146 billion). Compared to the fine results achieved in the previous quarter, total sales decreased by 8 percent to CHF 496 million (Q2 2004: CHF 538 million) and orders received by 27 percent to CHF 375 million (Q2 2004: CHF 511 million).

**Semiconductor Equipment segment**

Although the course of business at the Wafer Processing division still developed in a gratifying manner, the cyclically related downturn had a stronger impact on the Assembly & Packaging (ESEC) division during the third quarter of 2004. Similarly, reduced investments by manufacturers of flat panel displays led to a decline in orders received by the Display Technology division. For the first nine months of 2004, sales at the Semiconductor Equipment segment advanced in comparison to the prior-year period by 82 percent to CHF 526 million (Q1-3 2003: CHF 289 million) and the amount of orders received rose by 86 percent to CHF 489 million (Q1-3 2003: CHF 263 million). Versus

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 the previous quarter, however, sales and orders received fell by 15 percent to CHF 166 million (Q2 2004: CHF 196 million) and 43 percent to CHF 98 million (Q2 2004: CHF 171 million), respectively.

While Wafer Processing managed to win more than 20 orders for its newly developed VERSALINE system, the new Tsunami Wire Bonder, despite its successful qualification at key customer facilities, has yet to achieve the necessary level of penetration in the high-volume market. At Display Technology, the third quarter of 2004 was marked by the introduction of the division's new Generation 6 and 7 systems, which have entailed unexpectedly high technological and production-specific expenditures. The focus during the third quarter was on delivering and installing the systems at customer plants, as well as on improving the cost basis.

**Data Storage Solutions segment**

In the third quarter, temporary overcapacity in the market for write-once and rewriteable data storage media led to harsher business conditions and a significant decline in demand. In comparison to the very good results achieved in the prior-year period, sales for the first nine months of 2004 decreased by 16 percent to CHF 179 million (Q1-3 2003: CHF 213 million) and orders received by 34 percent to CHF 152 million (Q1-3 2003: CHF 230 million). Versus the previous quarter, sales fell by 53 percent to CHF 36 million (Q2 2004: CHF 76 million) and orders received by 52 percent to CHF 28 million (Q2 2004: CHF 58 million).

Data Storage Solutions exploited the current market lull for the qualification of new system generations, as well as for new technological developments and the expansion of its strategic partnerships.

**Coating Services segment**

For the first nine months of 2004, the Coating Services (Balzers) segment recorded a 16 percent year-on-year increase in sales, thereby clearly outperforming the growth rates of its peer group. Cumulatively, sales rose to CHF 270 million (Q1-3 2003: CHF 234 million). However, in comparison to the previous quarter, that reading declined

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

by 5 percent to CHF 89 million (Q2 2004: CHF 94 million) due to seasonally-related fluctuations.

During the third quarter of 2004, the Coating Services (Balzers) segment continued on its expansionary course by opening two new coating centers in Hungary and Japan. Its new mobile coating center in Hungary is based on a production concept that enables operations to commence in the shortest amount of time. By year's end, additional centers are scheduled to become operative in the USA, Canada, Argentina and Brazil. With its geographic presence now broadened to encompass 61 locations throughout the world, the segment has been able to benefit to an especially great extent from increasing demand for coating services particularly in Asia, Eastern Europe and Latin America, and as a result has managed to expand its market position even further.

**Vacuum Solutions segment**

During the third quarter of 2004, the Vacuum Solutions (Leybold Vacuum) segment exploited the persistently strong demand emanating from the Asian region. For the first nine months of 2004, sales rose by 14 percent to CHF 291 million (Q1-3 2003: CHF 257 million) and the amount of orders received increased by 3 percent to CHF 279 million (Q1-3 2003: CHF 271 million). In comparison to the previous quarter, sales advanced by 13 percent to CHF 107 million (Q2 2004: CHF 94 million), while orders received remained stable at CHF 93 million (Q2 2004: CHF 92 million).

The Vacuum Solutions (Leybold Vacuum) segment managed for the first time to close larger sales for its new "ScrewLine" fore-vacuum pump.

**Components and Special Systems segment**

The global market demand for components related to the area of projection displays continued through the third quarter of 2004. The Components and Special Systems segment was able to benefit from that demand and, on a cumulative yearly comparison basis, increased its sales by 61 percent to CHF 238 million (Q1-3 2003: CHF 148 million) and orders received by 95 percent to CHF 275 million (Q1-3 2003: CHF 141 million). Versus the previous quarter, sales rose by 27 percent to CHF 99 million (Q2 2004: CHF 77 million), whereas the CHF 67 million worth of

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

orders received during the quarter represented a 30 percent decrease (Q2 2004: CHF 96 million).

Thanks to the customer proximity afforded by its Shanghai production plant, the Optics division was able to expand its business activities further. The Space Technology (Contraves Space) division recorded a significant increase in orders received despite the continuing delays in various space programs.

**Outlook for the 2004 financial year**

The weakness resulting from temporary overcapacity in the markets addressed by Semiconductor Equipment and Data Storage Solutions is likely to continue for the fore-seeable future. The trend in sales at the Coating Services (Balzers), Vacuum Solutions (Leybold Vacuum) and Components and Special Systems segments should remain positive at levels above the market average. Owing to the high level of expenditures and ongoing price pressures at Display Technology, as well as the market downturn being witnessed by Assembly & Packaging (ESEC) and by Data Storage Solutions, Unaxis is going on the assumption that its 2004 full-year operating results from continuing operations will come in slightly above those recorded for the first half (CHF 37 million). Against this backdrop, high priority will continue to be given to pressing ahead with structural and operative measures aimed at achieving a sustain-able improvement in margins.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 **Attachment:** Key figures tables

**This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.**

For further information, please contact:

Unaxis Management Inc.
**Media Relations**
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
**Investor Relations**
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

**Unaxis – a globally leading high-tech company**

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its five segments: Semiconductor Equipment (production systems for semiconductors and flat-panel displays); Data Storage Solutions (production systems for data storage devices); Coating Services (protective coatings for precision tools and components); Vacuum Solutions (vacuum technology); and Components and Special Systems (optical components and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1.610 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 80 subsidiaries in 25 countries.

# Key figures Q3 2004 – Consolidated total

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Orders received** | 1,465 | 375 | 511 | 579 | 642 | 1,146 | 383 | 389 | 374 |
| **Orders on hand** | 537 | 537 | 659 | 692 | 575 | 406 | 406 | 413 | 417 |
| **Sales** | 1,504 | 496 | 538 | 469 | 462 | 1,148 | 388 | 394 | 366 |

# Key figures Q3 2004 – Semiconductor Equipment segment

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Orders received** | | | | | | | | | |
| Wafer Processing | 174 | 67 | 58 | 49 | 78 | 101 | 27 | 31 | 43 |
| Assembly & Packaging (ESEC) | 207 | 28 | 91 | 87 | 81 | 119 | 44 | 33 | 42 |
| Display Technology | 108 | 2 | 21 | 84 | 140 | 43 | 33 | 8 | 2 |
| **Total** | 489 | 98 | 171 | 220 | 299 | 263 | 104 | 73 | 86 |

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Orders on hand** | | | | | | | | | |
| Wafer Processing | 99 | 99 | 79 | 82 | 66 | 37 | 37 | 54 | 63 |
| Assembly & Packaging (ESEC) | 19 | 19 | 53 | 54 | 47 | 27 | 27 | 14 | 18 |
| Display Technology | 112 | 112 | 167 | 191 | 153 | 38 | 38 | 17 | 25 |
| **Total** | 230 | 230 | 299 | 327 | 267 | 102 | 102 | 84 | 106 |

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Sales** | | | | | | | | | |
| Wafer Processing | 141 | 47 | 59 | 36 | 47 | 114 | 43 | 42 | 30 |
| Assembly & Packaging (ESEC) | 236 | 62 | 92 | 82 | 59 | 106 | 29 | 36 | 41 |
| Display Technology | 149 | 57 | 46 | 46 | 25 | 69 | 12 | 16 | 41 |
| **Total** | 526 | 166 | 196 | 163 | 131 | 289 | 85 | 94 | 111 |

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

## Key figures Q3 2004 – Data Storage Solutions segment

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Orders received** | 152 | 28 | 58 | 66 | 64 | 230 | 58 | 98 | 74 |

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Orders on hand** | 25 | 25 | 33 | 52 | 52 | 70 | 70 | 99 | 92 |

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Sales** | 179 | 36 | 76 | 66 | 80 | 213 | 88 | 90 | 35 |

## Key figures Q3 2004 – Coating Services (Balzers) segment

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Sales** | 270 | 89 | 94 | 88 | 81 | 234 | 75 | 82 | 78 |

## Key figures Q3 2004 – Vacuum Solutions segment (Leybold Vacuum)

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Orders received** | 279 | 93 | 92 | 94 | 94 | 271 | 84 | 99 | 88 |

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Orders on hand** | 38 | 38 | 52 | 55 | 51 | 47 | 47 | 51 | 37 |

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Sales** | 291 | 107 | 94 | 91 | 89 | 257 | 88 | 86 | 83 |

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

## Key figures Q3 2004 – Components and Special Systems segment

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Orders received** | | | | | | | | | |
| Optics | 191 | 36 | 85 | 70 | 62 | 98 | 43 | 27 | 28 |
| Space Technology (Contraves Space) | 84 | 31 | 11 | 43 | 40 | 43 | 17 | 9 | 17 |
| **Total** | 275 | 67 | 96 | 112 | 103 | 141 | 60 | 35 | 45 |

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Orders on hand** | | | | | | | | | |
| Optics | 72 | 73 | 103 | 80 | 61 | 45 | 45 | 34 | 31 |
| Space Technology (Contraves Space) | 171 | 171 | 172 | 177 | 144 | 141 | 141 | 143 | 150 |
| **Total** | 243 | 243 | 275 | 258 | 205 | 185 | 185 | 177 | 181 |

| in CHF million | 2004 | | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 YTD | Q3 | Q2 | Q1 | Q4 | Q3 YTD | Q3 | Q2 | Q1 |
| **Sales** | | | | | | | | | |
| Optics | 180 | 67 | 61 | 52 | 44 | 80 | 32 | 23 | 25 |
| Space Technology (Contraves Space) | 57 | 32 | 16 | 10 | 36 | 68 | 19 | 16 | 32 |
| **Total** | 238 | 99 | 77 | 62 | 80 | 148 | 51 | 39 | 57 |

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com